Exhibit (a)(1)(C)

Offer to Purchase

All Outstanding Shares of Common Stock

of

PANDION THERAPEUTICS, INC.

at

$60.00 Per Share, Net in Cash

Pursuant to the Offer to Purchase dated March 4, 2021

by

Panama Merger Sub, Inc.,

a wholly-owned subsidiary of

MERCK SHARP & DOHME CORP.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., NEW YORK CITY TIME, ON MARCH 31, 2021, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

March 4, 2021

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Panama Merger Sub, Inc., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Merck Sharp & Dohme Corp., a New Jersey corporation (“Parent”), to act as information agent (the “Information Agent”) in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Pandion Therapeutics, Inc., a Delaware corporation (“Pandion”), at a purchase price of $60.00 per Share, net to the seller in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions of the Offer to Purchase, dated March 4, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

The conditions to the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;

2.

The Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) for your use in accepting the Offer and tendering Shares and for the information of your clients;

3.

A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

4.	Pandion’s Solicitation/Recommendation Statement on Schedule 14D-9; and

5.	A return envelope addressed to the Depositary for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute past 11:59 P.M., New York City time, on March 31, 2021, unless the Offer is extended or earlier terminated. We are not providing for guaranteed delivery procedures.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 24, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Pandion, Parent and Purchaser pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Pandion pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with Pandion continuing as the surviving corporation and becoming a wholly-owned subsidiary of Parent (the “Merger”).

The Board of Directors of Pandion has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interest of, Pandion and its stockholders; (ii) declared that it is advisable for Pandion to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by Pandion of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) agreed that the Merger will be effected under Section 251(h) of the DGCL; (v) recommended that Pandion’s stockholders accept the Offer and tender their Shares pursuant to the Offer; and (vi) declared that the Chief Executive Officer, the President and Chief Scientific Officer, and the Chief Operating Officer of Pandion are each authorized to execute and deliver the Merger Agreement in the form presented to the Pandion Board. The Pandion Board unanimously recommends that Pandion’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

For Shares to be properly tendered to Purchaser pursuant to the Offer, the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary.

Purchaser will not pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

D.F. KING & CO., INC.

Nothing contained herein or in the enclosed documents shall render you, the agent of Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Banks and Brokers Call: (212) 269-5550

All Others Call: (866) 828-6931

Email: pand@dfking.com

3